Amendment No. 3 to the Distribution Agreement

by and between USCF ETF Trust and ALPS Distributors, Inc.

This Amendment No. 3 (this “Amendment”), dated as of December 10, 2018, to the Distribution Agreement is entered into by and between USCF ETF Trust, a Delaware statutory trust (the “Trust”), and ALPS Distributors, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS entered into a Distribution Agreement dated as of April 16, 2018, as amended (the “Agreement”); and

WHEREAS, the Trust and ALPS wish to amend the provisions of the Agreement as set forth herein, effective as of the date first written above.

NOW, THEREFORE, the Trust and ALPS hereby agree to amend the Agreement as follows:

1.	Section 2 of the Agreement is hereby deleted and replaced with the following:

“2.          ALPS Compensation; Expenses.

(a)          ALPS shall not be entitled to compensation for services provided by ALPS under this Agreement. ALPS may receive compensation or reimbursement of expenses from the Trust’s investment adviser related to its services hereunder or for additional services as may be agreed upon by ALPS and the Trust’s investment adviser.

(b)          ALPS will bear all expenses in connection with the performance of its services under this Agreement, except as otherwise provided herein. ALPS will not bear any of the costs of Trust personnel. Other Trust/Fund expenses incurred shall be borne by the Trust/Fund or the Fund’s investment adviser, including, but not limited to, initial organization and offering expenses; the blue sky registration and qualification of Shares for sale in the various states in which the officers of the Trust shall determine it advisable to qualify such Shares for sale (including registering the Fund’s investment adviser as a broker or dealer or any officer of the Trust as agent or salesman in any state); litigation expenses; taxes; costs of preferred shares; expenses of conducting repurchase offers for the purpose of repurchasing Fund shares; administration, transfer agency and custodial expenses; interest; Trust trustees’ fees; brokerage fees and commissions; state and federal registration fees; advisory fees; insurance premiums; fidelity bond premiums; Fund and investment advisory related legal expenses; costs of maintenance of Trust/Fund existence; printing and delivery of materials in connection with meetings of the Trust’s trustees; printing and mailing of shareholder reports, prospectuses, statements of additional information, other offering documents and supplements, proxy materials and other communications to shareholders; securities pricing data and expenses in connection with electronic filings with the Securities and Exchange Commission (the “SEC”).”

2.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 3 as of the day and year first written above.

USCF ETF TRUST		ALPS DISTRIBUTORS, INC.

By:	/s/ John P. Love	By:	/s/ Steven B. Price
Name: John P. Love		Name: Steven B. Price
Title: President		Title: SVP and Director of
Distribution Services